Exhibit 99.1

VIQ Solutions Appoints Two New Board Members

Highly Accomplished Executives with Decades of Leadership in Information Technology and Artificial Intelligence

PHOENIX, ARIZONA, March 24, 2022 - VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX: VQS and NASDAQ:VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces the appointment of two new members to its Board of Directors (the “Board”), effective April 1, 2022.

Joining the Board are Shing Pan, Woodside Capital Partners, Investment Banker, and Susan Sumner, VIQ President and Chief Operating Officer. The appointments expand the Board to eight members, six of whom are independent.

“I am excited to announce the appointment of two highly accomplished executives to our Board. Ms. Pan’s technology experience and leadership in strategic growth will contribute appreciably to advancing our goals. Ms. Sumner’s extensive operational and management experience in the global transcription industry, including VIQ for the last four years, adds meaningful perspective to our Board,” said Larry Taylor, VIQ Chair of the Board.

Ms. Pan is an industry recognized business leader with more than 25 years’ experience in technology innovation, speech technology and AI. She has extensive industry and domain knowledge, and deep understanding of competitive landscapes helping companies strategically position for growth. She is M&A advisor and investment banker at Woodside Capital Partners, a global, independent investment bank in Silicon Valley, California. She has an MBA from Cornell University. She also holds Board Certification from Harvard Business School.

Ms. Sumner has more than 30 years of executive leadership, consulting, and operations experience with Fortune 500 companies. She has deep insight and experience in building world class operational infrastructure for Information Technology companies. Ms. Sumner successfully combined several middle market operating companies in the transcription space generating a successful exit for capital providers, and also oversaw the acquisition and integration of multiple transcription and IT businesses at Nuance Corporation.

“The appointments of Pan and Sumner further our ability to scale globally and achieve our strategic growth plans,” said Sebastien Paré, VIQ Chief Executive Officer. “Each of these seasoned professionals has an established track record for executing strategies to build successful companies. They are the next step in our plan to expand Board experience and operational acumen matching the needs of our growing global business.”

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the benefits of adding Susan Sumner and Shing Pan to the Board and VIQ’s plan to expand Board experience and operational acumen.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s goals and growth plans. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.